JONES DAY
NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: (216) 586-3939 • FACSIMILE: (216) 579-0212
Direct Number: (216) 586-7017
tcdaniels@jonesday.com
December 20, 2005
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Kevin Kuhar
Staff Accountant

Re:	NMHG Holding Co. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 15, 2005 Form 10-Q for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005 File No. 333-89248
Dear Mr. Kuhar:
     Reference is made to the letter, dated December 6, 2005 (the “Comment Letter”), from the Securities and Exchange Commission (“SEC”) to NMHG Holding Co. (the “Company”), which sets forth the staff’s comments relating to the Company’s above-referenced periodic reports.
Form 10-K for the fiscal year ended December 31, 2004
Note 2. Significant Accounting Policies, page F-8
Revenue Recognition
1.	Comment: Please refer to prior comment 1. Please explain the facts and circumstances of transactions where you retain title to products and record the sale at shipment. Your response should include the rights and obligations of you and the distributor and why you believe revenue recognition is appropriate at shipment. Refer to Question 2 of SAB 104 in your response.
ATLANTA · BEIJING · BRUSSELS · CHICAGO · CLEVELAND · COLUMBUS · DALLAS · FRANKFURT · HONG KONG · HOUSTON
IRVINE · LONDON · LOS ANGELES · MADRID · MENLO PARK · MILAN · MOSCOW · MUNICH · NEW DELHI · NEW YORK
PARIS · PITTSBURGH · SAN DIEGO · SAN FRANCISCO · SHANGHAI · SINGAPORE · SYDNEY · TAIPEI · TOKYO · WASHINGTON

JONES DAY
Securities and Exchange Commission
December 20, 2005

Response: Question 2 of SAB 104 addresses an arrangement to deliver products on a consignment basis. In Question 2 of SAB 104, the products delivered to the consignee do not qualify for revenue recognition until the sale to the end user occurs because the seller retains the risks and rewards of ownership until that final sale. The Company does not sell forklift trucks on a consignment basis.
The Company’s procedures for selling forklift trucks to independent dealers in non-U.S. Uniform Commercial Code (“UCC”) countries, primarily in Europe, are not a consignment arrangement as described in the example in Question 2 of SAB 104 because the Company transfers the risks and rewards of ownership upon shipment of the forklift truck to the dealer. The sale to the dealer is final and is not contingent upon the dealer’s sale of the forklift truck to the end user. In addition, the dealer does not have any right to return the forklift truck to the Company. The Company’s sale to the dealer meets all of the criteria for revenue recognition in SAB 101 and 104 as follows:
•	There is persuasive evidence of an arrangement as the terms of the sale are agreed and fulfilled between the dealer and the Company;

•	Delivery has occurred and the risk of ownership has transferred to the dealer;

•	The selling price is fixed; and

•	Collectibility is reasonably assured.
The Company’s sale of forklift trucks in these jurisdictions is addressed in the guidance of SAB 101, Topic 13.A.2 and 13.A.3 — Transfer of Title. Question 1 of SAB 101, Topic 13.A.2 and 13.A.3, states that some countries have laws that do not provide for a seller’s retention of a security interest in goods in the same manner as established in the UCC. In these countries, it is common for the seller to retain a form of title to goods delivered to customers until the customer makes payment so that the seller can recover the goods in the event of customer default on payment. Despite retaining title to ensure collection in some transactions in Europe, the Company is not entitled to direct the disposition of the goods, cannot rescind the transaction, cannot prohibit its customer from moving, selling or otherwise using the goods in the ordinary course of business and has no other rights that rest with a titleholder of property that is subject to a lien under the UCC. Presuming all other revenue recognition criteria have been satisfied, the SEC staff has stated in its response to Question 1 of SAB 101, Topic 13.A.2 and 13.A.3, that it would not object to revenue recognition at delivery if the only rights a seller retains with the title are those enabling recovery of the goods in the event of default on customer payment. Accordingly, because the Company satisfies all other essential criteria for revenue recognition described above, the Company believes its revenue recognition policy is consistent with the SEC staff’s position and appropriate in this circumstance.

JONES DAY
Securities and Exchange Commission
December 20, 2005

2.	Explain in greater detail the annual return allowance. Tell us how these returns are estimated at the time of shipment. Explain if returns are for credit or if parts can be returned for cash. Indicate the percentages that may be returned annually and provide us with a schedule of the activity in the related reserve account, expressed in dollars, for each of the last three fiscal years. Relate these to dollar parts sales during the same periods. Also, tell us if there any limitations on the return of parts. That is, if parts of any age may be returned, it appears that you are at risk of a loss of utility in the goods as a result of physical deterioration, obsolescence, changes in price levels and other causes. Tell us how your accounting considers this risk.

Response: The Company only accepts returns of parts under its annual parts return allowance, which is based on agreements between the Company and its dealers which allow the dealers to earn the right to a 2%-5% return allowance for parts per year based on qualified sales. Qualified sales include stock orders and direct ship orders, but exclude emergency orders. In addition, dealers are responsible for a 15% restocking charge on parts which are returned. In accordance with Statement of Financial Accounting Standards No. 48, “Revenue Recognition When Right of Return Exists,” at the time of sale, a return reserve is established as a reduction of revenue based upon qualified sales, historical utilization rates and historical margin percentages, partially reduced by the restocking charge. This reserve is adjusted periodically based on the actual amounts of parts returned. All returns are granted for credit. There are no cash refunds.

JONES DAY
Securities and Exchange Commission
December 20, 2005

The following schedule reflects the historical activity of the parts return reserve account for the last three fiscal years:

	2004	2003	2002
($000’s)
Parts Return Reserve
Beginning balance	$1,644	$1,585	$1,403

Total parts returns	(8,760)	(6,572)	(6,632)
Provision	8,872	6,537	6,689
Currency translation	51	94	125

Ending balance	$1,807	$1,644	$1,585

Total Parts Revenue	$289,965	$260,626	$272,541
Total Revenue	$2,056,900	$1,779,600	$1,588,400

Total Parts Returns	$8,760	$6,572	$6,632

Percentage of Parts Revenue	3.02%	2.52%	2.43%

Percentage of Total Revenue	0.43%	0.37%	0.42%
Under the terms of the parts return policy with dealers, the Company has the authority to reject parts that are damaged or appear to have been used. Obsolete or aged parts are not granted credit because only qualifying parts that are new and in the original packaging are entitled to credit under the parts return policy with the dealers. Other parts that are not within the scope of the parts return policy are rejected by the Company. Rejected parts are either returned to the dealer at the dealer’s expense or discarded based upon the dealer’s instructions. Therefore, there is not a risk of the loss of utility in the goods due to the return of parts.
Note 16. Equity Investments and Related Party Transactions, page F-35
3.	Comment: Please refer to prior comment 3. We have the following additional comments:
•	Please tell us your policy for accounting for management fees from your parent company. We note that it is NACCO’s policy to charge fees for services provided by the corporate headquarters to its operating subsidiaries. Explain how your policy is consistent with your parent company’s policy and SAB Topic 1-B.

JONES DAY
Securities and Exchange Commission
December 20, 2005

Response: The Company’s policy for accounting for management fees allocated by the parent company is consistent with NACCO’s policy and SAB Topic 1-B. NACCO’s policy is to charge fees to its operating subsidiaries for services provided by the corporate headquarters. Each year, NACCO determines the amount of management fees that will be allocated to each of its subsidiaries. The management fees allocated by NACCO to each subsidiary, including the Company, are discretionary and in addition to those expenses necessary for the Company to operate on a stand alone basis. During 2004, NACCO determined, in accordance with its policy, that NACCO would not charge the Company the discretionary portion of the management fee for a portion of 2004 in order to support the Company’s significant investment in new product development and related programs.
The NACCO management fees consist primarily of amounts allocated to each of its subsidiaries for expenses to meet NACCO’s public company requirements and expenses for stewardship activities, which include reviewing annual operating plans and quarterly forecasts and overseeing legal, accounting and tax functions to ensure consistency across all of NACCO’s subsidiaries. In addition, NACCO provides an internal audit function for the Company. All other charges incurred by NACCO that are specific to the Company are directly passed through to and recorded by the Company and those amounts are not included in the management fees allocated to the Company each year.
Because the Company has reflected all costs of doing business in its financial statements for all years presented and has disclosed the change in NACCO’s method of allocation during 2004, the Company’s policy for accounting for management fees is consistent with both NACCO’s policy and SAB Topic 1-B.
•	We note the disclosure in Note 18 of NACCO’s Form 10-K for the period ended December 31, 2004, that during 2004 NACCO “elected to reduce the fees charged to NMHG in support of NMHG’s investment in new product development and related programs.” Please reconcile this disclosure with your response.
Response: As stated in Note 16 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (“2004 Form 10-K”), “The decrease in fees charged in 2004 from 2003 was due to a temporary suspension of the fees for a portion of 2004.” In order to provide a more transparent disclosure of the change in the management fees charged by NACCO during 2005, 2004 and 2003, the Company will expand its disclosure in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (“2005 Form 10-K”) as follows:

JONES DAY
Securities and Exchange Commission
December 20, 2005

“During a portion of 2004, NACCO elected to temporarily suspend the discretionary management fees charged to the Company in order to support the Company’s investment in new product development and related programs. This temporary suspension resulted in a decrease in management fees compared with 2003. The discretionary management fees were not reduced during 2005 or 2003.”
•	It appears that these fees in the past have historically included internal audit fees and “stewardship activities.” Please tell us in greater detail why you believe that your historical income statement reflects all costs of doing business, including costs incurred by NACCO on your behalf if these fees are excluded in fiscal year 2004. Refer to SAB Topic 1-B in your response.
Response: As discussed in Question 1 of SAB Topic 1-B, subsidiaries are required to include all costs of doing business in their historical financial statements, including officer and employee salaries, rent or depreciation, advertising, accounting and legal services and other selling, general and administrative expenses. The Company has included all of these expenses in each of its historical financial statements presented in the 2004 Form 10-K. As noted in the Company’s response letter, dated November 8, 2005, the Company maintains its own executive, accounting, legal, treasury, tax and information technology departments. Because the Company is an SEC reporting company, it also maintains its own financial reporting group. The only function that the Company relies upon NACCO to perform is internal audit. As noted in the Company’s response letter, dated November 8, 2005, during 2004, the NACCO internal audit department devoted nearly 100% of its available hours to the work required for NACCO’s initial certification under Section 404 of the Sarbanes-Oxley Act. Because the Company is not an accelerated filer and is not yet required to certify the effectiveness of its internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act, the NACCO management fee reflected this reduction in internal audit services performed during 2004. The Company did include in its financial results for 2004 all costs related to services performed by independent service providers who were separately engaged by the Company to perform internal audit activities in 2004.

JONES DAY
Securities and Exchange Commission
December 20, 2005

     Therefore, all of the costs of doing business were reflected in the historical financial statements of the Company, including those presented in the 2004 Form 10-K, despite the fact that NACCO reduced the allocation of discretionary management fees and the fees for internal audit services charged to the Company for 2004. The Company disclosed this reduction in fees in its 2004 Form 10-K and will provide revised disclosure about the reason for the reduction of the 2004 management fees in the Company’s 2005 Form 10-K as provided above.
     Please contact the undersigned at (216) 586-7017 if you have any questions concerning this matter. Thank you for your attention to this matter.
Very truly yours,
/s/ Thomas C. Daniels
Thomas C. Daniels

cc:	Angela Crane Michael K. Smith Carolyn M. Vogt, Esq.